Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for February 2023 of the Group to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Listing Rules and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for February 2023 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

In February 2023, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 27.51% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic routes, regional routes and international routes increased by 19.99%, 379.89% and 317.00%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 43.04%, of which, passenger traffic for domestic routes, regional routes and international routes increased by 34.61%, 686.75% and 450.98%, respectively, as compared with the same period last year. The passenger load factor was 76.59%, representing an increase of 8.32 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes, regional routes and international routes increased by 8.36, 27.33 and 17.55 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in February 2023, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 6.94% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 1.75% as compared with the same period last year. The cargo and mail load factor was 47.40%, representing a decrease of 2.42 percentage points as compared with the same period last year.

In February 2023, the Group has newly launched the following major route: Shenzhen – Xishuangbanna – Shenzhen (being seven flights a week).

In February 2023, the Group introduced one A321NEO aircraft. As of the end of February 2023, the Group operated a fleet of 893 commercial aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 350 Series	0	16	0	16
Airbus 330 Series	6	27	7	40
Airbus 320 Series	117	103	125	345
Boeing 787 Series	4	25	10	39
Boeing 777 Series	9	21	0	30
Boeing 737 Series	138	68	191	397
EMB190 Series	6	0	0	6
ARJ21	1	19	0	20

Total	281	279	333	893

KEY OPERATING DATA OF FEBRUARY 2023

Traffic	February 2023			Cumulative 2023
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	15,616.24	5.53	34.61	30,413.91	37.18
Regional	87.40	31.00	686.75	154.12	639.61
International	1,224.97	45.30	450.98	2,068.06	309.87

Total	16,928.61	7.77	43.04	32,636.09	43.80

RTK (in million)
Domestic	1,459.51	6.08	33.11	2,835.40	31.89
Regional	8.47	32.40	413.60	14.86	336.65
International	573.19	6.22	18.51	1,112.91	9.55

Total	2,041.17	6.20	29.04	3,963.18	25.05

RTK - Cargo and Mail (in million)
Domestic	87.19	-15.29	11.19	190.11	-6.91
Regional	0.80	29.36	20.70	1.43	-8.63
International	464.57	-0.22	0.12	930.24	-4.22

Total	552.56	-2.91	1.75	1,121.78	-4.69

Passengers carried (in thousand)
Domestic	9,767.83	6.04	33.85	18,978.92	36.32
Regional	75.93	24.71	573.70	136.81	542.66
International	256.08	58.14	536.50	418.01	404.63

Total	10,099.83	7.06	37.43	19,533.74	39.26

Cargo and mail carried (in thousand tonnes)
Domestic	51.45	-15.83	11.48	112.58	-6.50
Regional	0.73	32.21	8.10	1.29	-18.75
International	48.43	1.18	2.19	96.29	-3.84

Total	100.61	-8.16	6.78	210.16	-5.38

Capacity	February 2023			Cumulative 2023
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	20,279.67	-0.31	19.99	40,622.73	21.03
Regional	124.74	15.55	379.89	232.69	330.07
International	1,697.29	45.75	317.00	2,861.85	201.07

Total	22,101.70	2.25	27.51	43,717.27	26.46

ATK (in million)
Domestic	2,350.07	-0.79	24.26	4,718.88	25.66
Regional	15.52	10.77	327.84	29.54	293.74
International	789.26	-0.65	4.50	1,583.70	-0.56

Total	3,154.85	-0.71	19.05	6,332.11	18.24

ATK - Cargo and Mail (in million)
Domestic	524.90	-2.42	41.81	1,062.83	44.72
Regional	4.30	0.00	233.37	8.59	226.53
International	636.50	-7.70	-11.43	1,326.13	-12.01

Total	1,165.70	-5.37	6.94	2,397.55	6.84

Load Factor	February 2023			Cumulative 2023
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	77.00	4.26	8.36	74.87	8.82
Regional	70.07	8.27	27.33	66.23	27.72
International	72.17	-0.23	17.55	72.26	19.18

Total	76.59	3.92	8.32	74.65	9.00

Cargo and Mail Load Factor
Domestic	16.61	-2.52	-4.57	17.89	-9.92
Regional	18.73	4.26	-32.99	16.60	-42.72
International	72.99	5.48	8.42	70.15	5.71

Total	47.40	1.20	-2.42	46.79	-5.66

Overall Load Factor (RTK/ATK)
Domestic	62.10	4.02	4.13	60.09	2.84
Regional	54.55	8.91	9.11	50.32	4.95
International	72.62	4.69	8.58	70.27	6.49

Total	64.70	4.21	5.01	62.59	3.41

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo and mail) in tonnes multiplied by the kilometers flown;

3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board

China Southern Airlines Company Limited

Chen Wei Hua and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

15 March 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.